SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at May 1, 2007

  GREAT BASIN GOLD LTD.
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
Chief Executive Officer and Director

Date: May 1, 2007

Print the name and title of the signing officer under his signature.

----------------------------------------------------------
1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684-6365 Fax 604 684-8092 Toll Free 1 800 667-2114 www.greatbasingold.com

GOOD GRADES RETURNED FROM GREAT BASIN GOLD'S FIRST METALLURGICAL BULK SAMPLE
FROM HOLLISTER DEVELOPMENT BLOCK PROJECT IN NEVADA

May 1, 2007, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; AMEX: GBN; JSE: GBGOLD) announces that it has treated its first ore from its Hollister Development Block project by sending a 5,074-ton bulk sample for treatment. The bulk sample was collected from drifting along the high grade Clementine and Gwenivere veins in the underground workings at its Hollister property on the Carlin Trend in Nevada.

The sample was sent to Newmont Mining Corporation's Mill 6 facility, pursuant to the terms of an "Agreement for Purchase and Sale of Ore". The sample had a recovery grade of 0.418 oz (13.4 g/t) of gold per ton and 4.18 oz (134.4 g/t) of silver per ton, containing 2,090 ounces of gold and 24,050 ounces of silver. As per the agreement Great Basin Gold will be paid for respective gold and silver recoveries of approximately 90% and 80%.

Great Basin Gold is carrying out an underground exploration and development program, with the objective of advancing the project through to feasibility and to production. A 2006 preliminary assessment of the project exploiting the Clementine and Gwenivere high grade gold-silver vein systems indicated a robust rate of return for a 520-ton per day operation utilizing toll milling. Before a 50% dilution and applicable recoveries, inferred resources for the project were based on gold and silver grades of 1.29 oz/ton and 7 oz/ton, respectively.

Great Basin Gold President and CEO Ferdi Dippenaar commented: "Management is pleased with the results of the first bulk sample for Hollister. The tonnages mined were from start-up drifting and development activities. Future mining methods will better reflect the diluted recovery grades for the vein systems. The recovered grade of nearly one half ounce of gold and more than 4 ounces of silver per ton is lower than that of the diluted inferred resource for the deposit; however, these kinds of recoveries and payment on lower grades bodes very well for the higher grades we anticipate for production. Drifting continues and we expect an additional 5,000 tons to be shipped in a few months time. In addition, a new resource estimate is underway based on the results from the underground drilling program that was recently completed. Once this has been done, all of the results will be incorporated in the assumptions for the feasibility study which is due for completion by the end of June 2007. "

This news release has been reviewed by Johan Oelofse, SAIMM, the Chief Operating Officer for Great Basin Gold, and a qualified person as described by National Instrument 43-101.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Ferdi Dippenaar
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, effect of and changes to government policies regarding mining and natural resource exploration and exploitation, availability of capital and financing, geopolitical uncertainty and political and economic instability, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.